Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated December 11, 2008 with respect to the financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB No. 109” as of October 1, 2007 and Statement of Financial Accounting Standard No. 123(R) “Share Based Payment” as of October 1, 2006), and internal control over financial reporting of Pharmasset, Inc. included in the Annual Report on Form 10-K for the year ended September 30, 2008, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

October 2, 2009